March 14, 2007
Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

RE:	Schnitzer Steel Industries, Inc. Form 10-K for Fiscal Year Ended August 31, 2006 Form 10-Q for Fiscal Quarter Ended November 30, 2006 Filed November 11, 2006 and January 8, 2007 File No. 0-22496
Dear Sirs:
This letter is being filed in response to the Staff’s comments on the Form 10-K referenced above. The Staff’s comments are set forth in a comment letter dated February 13, 2007 addressed to Mr. John D. Carter, President and Chief Executive Officer of Schnitzer Steel Industries, Inc. (“Schnitzer Steel” or the “Company”). Responses to the Staff’s comments are set forth below and are keyed to the above referenced comment letter.
Form 10-K for Fiscal Year Ended August 31, 2006
Business, page 1
1.	We note that revenues from recycled ferrous and nonferrous metals for each of the years presented in the tables on page 4 do not sum to the revenue amounts of your metals recycling business disclosed in segment information in Note 17 to your financial statements. Please note that aggregate revenues presented for the business should sum to the amounts presented in your financial statements or the presentations would be considered non-GAAP financial measures under Item 10(e) of Regulation S-K. Please revise to include all of the revenues from your metals recycling business in the tables or identify the measures as non-GAAP financial measures and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please refer to Question 16 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued June 13, 2003 and available on our website at www.sec.gov/divisions/corpfin/fqs/nongaapfaq.htm.

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

We agree that revenues for the business should sum to the amounts presented in our financial statements. The difference of $8 million, $21 million and $6 million described above, for the fiscal years ended August 31, 2006, 2005 and 2004, respectively, represent various other sales in the Metals Recycling Business segment that do not fall into the categories of ferrous and nonferrous. We have added an “Other” category in subsequent filings (see Revenues table in Item 2, Management’s Discussion and Analysis, Results of Operations in the Form 10-Q for the quarter ended November 30, 2006) to reconcile to the revenue amounts disclosed in the segment information for the Metals Recycling Business. We will continue to include this reconciliation prospectively.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
2.	Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In doing so, you should provide an analysis, to the extent material, of such factors as to how you arrive at each of your estimates, how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future. Please refer to the guidance in SEC Release No. 33-8350 and Section 501.14 of Codification of Financial Reporting Policies.

The critical accounting estimates that we believe are most subject to sensitivity in estimation are inventories, environmental costs, deferred taxes and pensions. We propose adding the following language (marked as bold underlined) to the Critical Accounting Estimates section in future filings:
Inventories
The Company’s inventories primarily consist of ferrous and nonferrous unprocessed metal and used and salvaged vehicles. Inventories are stated at the lower of cost or market. Cost of ferrous and nonferrous metal is determined principally using the average cost method. The Company’s used and salvage vehicle inventory cost is established based upon the price the Company pays for a vehicle, and includes buying, dismantling and, where applicable, storage and towing fees. The accounting process utilized by the Company to record unprocessed metal and used and salvage vehicle inventory quantities relies on significant estimates. With

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

respect to unprocessed metal inventory, the Company relies on perpetual inventory records that utilize estimated recoveries and yields that are based on historical trends and periodic tests for certain unprocessed metal commodities. Over time, these estimates are reasonably good indicators of what is ultimately produced; however, actual recoveries and yields can vary depending on product quality, moisture content and source of the unprocessed metal. If ultimate recoveries and yields are significantly different than estimated, the value of our inventory could be materially overstated or understated. To assist in validating the reasonableness of these estimates, the Company not only runs periodic tests, but also performs monthly physical inventory counts. However, due to variations in product density, holding period and production processes utilized to manufacture the product, physical inventories will not necessarily detect significant variances and will seldom detect smaller variations. To mitigate this risk, the Company adjusts the value of its ferrous physical inventories when the volume of a commodity is low and a physical inventory count can more accurately predict the remaining volume. In addition, the Company establishes inventory reserves based upon historical experience of adjustments to further mitigate the risk of significant adjustments when determined reasonable. Currently the reserve is established at 1% of ferrous finished goods inventory. An increase in the reserve of 0.5% would result in a reduction in the value of inventory of $500,000. The Company does not maintain a reserve for non-ferrous inventory as quantities on hand by yard are typically low enough that amounts on hand can be accurately determined. In addition, the Company performs a lower of cost or market analysis at least quarterly to ensure that inventory is appropriately valued.
Environmental Costs
The Company operates in industries that inherently possess environmental risks. To manage these risks, the Company employs both its own environmental staff and outside consultants. These consultants, environmental staff and finance personnel meet regularly to stay updated on environmental risks. The Company estimates future costs for known environmental remediation requirements and accrues for them on an undiscounted basis when it is probable that the Company has incurred a liability and the related costs can be reasonably estimated. The regulatory and government management of these projects is extremely complex, which is one of the primary factors that make it difficult to assess the cost of potential and future remediation of potential sites. When only a wide range of estimated amounts can be reasonably established and no other amount within the range is better than another, the low end of the range is recorded in the financial statements. If further developments or resolution of an environmental matter results in facts and circumstances that are significantly different than the assumptions used to develop these reserves, the accrual for environmental remediation could be materially understated or overstated. Adjustments to these liabilities are made when additional information becomes available that affects the estimated costs to remediate. In a number of cases, it is possible that the Company

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

may receive reimbursement through insurance or from other potentially responsible parties identified in a claim. In these situations, recoveries of environmental remediation costs from other parties are recorded as an asset when realization of the claim for recovery is deemed probable and reasonably estimable.
Deferred Taxes
Deferred income taxes reflect the fiscal year-end differences between the financial reporting and tax bases of assets and liabilities, based on enacted tax laws and statutory tax rates. Tax credits are recognized as a reduction of income tax expense in the year the credit arises. A valuation allowance is established when necessary to reduce deferred tax assets, including net operating loss carryforwards, to the extent the assets are more likely than not to be realized. Periodically, the Company reviews its deferred tax assets to assess whether a valuation allowance is necessary. Although realization is not assured, management believes it is more likely than not that our deferred tax assets will be realized. If the ultimate realization of our deferred tax assets is significantly different than our expectations, the value of our deferred tax assets could be materially overstated.
Pension Plans
The Company sponsors a defined pension plan for certain of its non-union employees. Pension plans are a significant cost of doing business, and the related obligations are expected to be settled far in the future. Accounting for defined benefit pension plans results in the current recognition of liabilities and net periodic pension cost over employees’ expected service periods based on the terms of the plans and the impact of the Company’s investment and funding decisions. The measurement of pension obligations and recognition of liabilities and costs require significant assumptions. Two critical assumptions, the discount rate and the expected long-term rate of return on the assets of the plan, may have an impact on the Company’s financial condition and results of operations. Actual results will often differ from assumptions relating to long-term rates of return for equities and fixed income securities because of economic and other factors. The discount rate assumption is 5.9%. A 0.5% increase or (decrease) in the discount rate would reduce or (increase) the net pension liability by approximately $1.2 million as of August 31, 2006. Accumulated other comprehensive income would be reduced or (increased) by the same amount adjusted for taxes. Net periodic cost for the fiscal year ending August 31, 2007 would be reduced or (increased) by approximately $140,000. The weighted average expected return on assets assumption is 7.0%. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. A 0.5% increase or (decrease) in this assumption would reduce or (increase) net periodic pension cost by approximately $66,000 but would have no balance sheet impact. For further detail regarding the Company’s pension plans, refer to Liquidity and

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

Capital Resources contained in Item 7 and Note 12, “Employee Benefits,” of the Notes to Consolidated Financial Statements in Item 8 Financial Statements and Supplementary Data.
Consolidated Statements of Operations, page 50
3.	We note that operating income includes the operating results of your wholly-owned operations and joint ventures. Please explain to us why you include a subtotal of income from wholly-owned operations and your basis in GAAP for doing so. Please also explain to us why the results of operations of the joint ventures and assets disposed of in connection with the HNC separation and termination agreement, and the related gain on divestiture of the joint ventures, disclosed in Note 7 are reported in continuing operations as opposed to discontinued operations. In that regard, it appears that the joint venture operations and assets received by HNC represent a component of an entity as defined in paragraph 41 of SFAS 144. It also appears that the operations and cash flows of the joint ventures received by HNC were eliminated from your ongoing operations and that you do not have any significant continuing involvement in the operations of the joint ventures after the divestiture. If the joint ventures do not meet the conditions in paragraph 42 of SFAS 144, tell us your basis for classifying the gain on divestiture of joint ventures in other income as opposed to operating income. Also address the basis in GAAP for classifying gains and losses on sale of assets as other income. Please refer to paragraph 45 of SFAS 144.

Historically, we have included a subtotal of income from wholly-owned operations in our consolidated statements of operations because we believed that by doing so, we were better reflecting the economic relationship of the joint ventures to the Company’s core business. However, we will eliminate the income from wholly-owned operations subtotal in future filings. Our presentation of the results of operations of the joint ventures as a component of operating income is in accordance with Regulation S-X, Rule 5-03, caption 13, which allows a different presentation if justified by circumstances. Specifically, the joint ventures are all directly related to or in the same business as the Company’s wholly owned Metals Recycling Business. The same supply and demand factors as well as the risk factors that affect the Company’s wholly owned Metals Recycling Business affect the joint ventures in the same manner. Further, it is common within the metals recycling industry to utilize joint venture relationships to finance and operate businesses, to leverage operational synergies and share risks. We believe the significance of these similar characteristics is best emphasized through the presentation of income from joint ventures as operating income on the statement of operations.

The results of operations of the joint ventures and assets disposed in connection with the HNC separation and termination agreement are reported in continuing operations as opposed to discontinued operations in accordance with paragraph 5 (d) of SFAS 144 which excludes

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

financial instruments, including investments in equity securities accounted for under the cost or equity method from its scope. Accordingly, we do not believe the joint ventures meet the conditions in paragraph 42 of SFAS 144 and therefore the gain was recorded as other income as opposed to operating income. The rational for including this gain as other income is based on the fact that this was an infrequent transaction resulting from a dispute with our joint venture partner that ultimately led to the separation and termination agreement and was not a part of normal business operations. Furthermore, we believe the presentation as other income is consistent with Regulation S-X, Rule 5-03, caption 7(c) and is fully disclosed in the financial statements.

The $1.4 million and $7,000 gain on sale of assets for fiscal 2006 and 2005, respectively, is a result of the sale of non-operating assets. As these sales were not related to operating assets, we did not include them within operating income.
Notes to the Consolidated Financial Statements, page 53
4.	We note that you adopted a shareholder rights plan and created a series of preferred shares designated as the Series A Participating Preferred Stock during the year. Please disclose the terms of the rights distributed to shareholders and the rights and privileges of the Series A Participating Preferred Stock. Refer to paragraph 4 of SFAS 129.

In future filings, we will add the following note to our consolidated financial statements:

On March 21, 2006 the Company adopted a shareholders rights plan (the “Rights Plan”). Under the Rights Plan, the Company issued a dividend distribution of one preferred share purchase right (a “Right”) for each share of Class A Common Stock or Class B Common Stock held by shareholders of record as of the close of business on April 4, 2006. The Rights become exercisable if a person or group has acquired 15% or more of the Company’s outstanding common stock or announces a tender offer or exchange offer which, if consummated, would result in ownership by a person or group of 15% or more of the Company’s outstanding common stock. Each Right entitles shareholders to buy one one-thousandth of a share of Series A Participating Preferred Stock (“Series A Shares”) of the Company at an exercise price of $110.00, subject to adjustments. The Rights will expire on March 21, 2016, unless such date is extended or the Rights are redeemed or exchanged on an earlier date.

Inventories, page 54

5.	Please disclose the types of costs capitalized in inventories and charged to cost of goods sold. Please refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

We will add the following sentence to the inventory section of the Summary of Significant Accounting Policies footnote, in future filings:

The Metals Recycling Business capitalizes all direct costs and all yard costs into inventory. The Auto Parts Business capitalizes dismantling labor in its cost of inventory for the full-service business and capitalizes only the vehicle into inventory for the self-service business. The Steel Manufacturing Business capitalizes all direct and indirect costs of manufacturing into inventory. Indirect costs of manufacturing include general plant costs, maintenance, human resources and yard costs.
Note 11 – Commitments and contingencies, page 69
6.	We note you have incurred expenses in connection with the advance of funds to, or indemnification of, individuals involved in the investigations disclosed under other contingencies on page 73. Please disclose the terms of your indemnification agreements and the events and circumstances that require you to perform under the indemnifications. Please also disclose the maximum potential payments you could be required to make under indemnifications, the current carrying amount of the liability, if any, for your obligations under indemnifications and the nature of indemnifications. Please refer to paragraph 13 of FIN 45.

We will add the following sentence to the contingencies footnote, in future filings:

Under the terms of its corporate bylaws, the Company is obligated to indemnify all current and former officers or directors involved in civil, criminal, or investigative matters, in connection with their service. The Company is also obligated to advance fees and expenses, but only if the involved officer or director acted in “good faith.” The Company also has the option to indemnify employees and to advance fees and expenses, but only if the involved employees acted in “good faith.” There is no limit on the indemnification payments the Company could be required to make under these provisions. The Company did not record a liability for these indemnification obligations based on the fact that they are employment related costs. At this time, the Company does not believe the indemnity will be material.
Note 17 – Segment Information, page 85
7.	We note that you did not restate segment information for earlier periods as a result of the change in composition of your reportable segments. Please advise or revise. Refer to paragraphs 34 and 35 of SFAS 131.

We believe that the Company has not changed the structure of its internal organization; rather the Joint Venture segment has been eliminated due to the separation and termination

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

transaction that was completed during the first quarter of fiscal 2006. As a result of this transaction, substantially all of the businesses comprising the Joint Venture segment were either sold to Hugo Neu outright or are now owned 100% by the Company. For the businesses that are now 100% owned by the Company, the results of operations are reported as part of the Metals Recycling Business (“MRB”) segment as management is now actively managing their day-to-day operations. Prior to the separation and termination transaction, Hugo Neu was responsible for managing the day-to-day operations for all the joint venture businesses.

The Company determined that restating prior periods to include the results for the businesses acquired into the MRB segment would be misleading as the Company was only a 50% equity partner and was not involved in managing the day-to-day operations.

On a prospective basis, we will include the following additional disclosure (marked as bold underlined) surrounding the determination made by the Company as well as including a footnote to the operating income table for the joint ventures segment to indicate the amount of operating income that related to the businesses now owned 100%.

The Company operates in three industry segments: metal purchasing, processing, recycling and trading (Metals Recycling Business), mini-mill steel manufacturing (Steel Manufacturing Business) and self-service and full-service used auto parts (Auto Parts Business). Additionally, the Company is a non-controlling partner in joint ventures, which are either in the Metals Recycling Business or are suppliers of unprocessed metal. As a result of the HNC separation that was completed on September 30, 2005 (See Note 7 — Business Combinations), the Joint Venture segment was eliminated and the results for the two entities acquired in this transaction that the Company is now managing, as well as the remaining five joint venture interests, are consolidated into the Metals Recycling Business. As such, the current year joint venture amounts are not presented separately. The Company determined that restating prior period results for the entities acquired in this transaction is not meaningful given that the Company was a 50% equity partner and was not involved in managing the day-to-day operations of theses entities prior to the HNC separation and termination.

Operating income by segment is as follows for the year ending August 31:

	2006	2005	2004
	(In millions)
Metals Recycling Business	$128	$112	$74
Auto Parts Business	28	28	26
Steel Manufacturing Business	75	43	25
Joint Ventures (1)	—	69	62

Segment operating income	231	252	187
Corporate and eliminations	(56)	(21)	(22)

Total operating income	$175	$231	$165

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

(1) As a result of the HNC joint venture separation and termination, the Joint Venture segment was eliminated and the results for the two entities acquired in this transaction that the Company is now managing, in which the Company had a previous interest, were consolidated into the Metals Recycling Business as of the beginning of fiscal 2006. Included in the Joint Venture segment for fiscal 2005 and 2004 is estimated operating income for these two businesses of $12 million and $15 million for the years then ended, respectively.
Form 10-Q for Fiscal Quarter Ended November 30, 2006
8.	Please address the comments above as appropriate.
Comment #1 has been addressed in the Form 10-Q for the period ended November 30, 2006. Comments #2-7 will be included in the Company’s next periodic filing, the Form 10-Q for the period ended February 28, 2007.
We acknowledge that:
▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

▪	The Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filings or in response to your comments on our filings.
If you have any further questions or comments, please contact our General Counsel, Richard C. Josephson, at (503) 323-2809.
Very truly yours,
/s/ JOHN D. CARTER
John D. Carter
President and Chief Executive Officer

Mr. William Thompson
United States Securities and Exchange Commission
March 14, 2007

cc:	Tamara Lundgren Richard C. Josephson Greg Witherspoon William Larsson Roger Mills, PricewaterhouseCoopers, LLC